Filed by Charles River Laboratories International, Inc Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc.
Commission File No.: 000-49765

The attached slide presentation may be used by Charles River as additional solicitation material in connection with the proposed transaction and supplements the slide presentation that was filed by Charles River on July 1, 2004.

Creating a world-leading partner for the pharmaceutical and biotechnology industry

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on Charles River Laboratories' and Inveresk Research Group's current expectations and beliefs, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission reports filed by Charles River Laboratories and Inveresk Research Group. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River Laboratories and Inveresk Research Group. Charles River Laboratories and Inveresk Research Group assume no obligation and expressly disclaim any duty to update information contained in this presentation except as required by law.

This presentation will include discussion of &"non-GAAP financial measures" as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the combined company's financial results prepared in accordance with GAAP have been posted on both companies' websites at www.criver.com and www.inveresk.com

Additional Information This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River Laboratories and Inveresk Research Group, Inc. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com. Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Strategic Rationale Full-service partner for pharma and biotech A leader in research models and services A leader in general and specialty toxicology World-class clinical development capability High-end products and services from discovery through clinic Early stage focus Enhanced global market presence Broader strategic platform for growth Strong financial profile

Corporate Profile Name & HQ Charles River Laboratories International, Inc.; Wilmington, Mass. Brand Names Products - Charles River Development Services - Inveresk Board Representation 9 Charles River / 3 Inveresk Chairman, President & CEO James C. Foster Vice Chairman & CSO Dr. Walter S. Nimmo Chief Financial Officer Thomas F. Ackerman Divisional Management Real Renaud - Research Models Mike Ankcorn - Global Pre-Clinical Alastair McEwan - Global Clinical Employees Approx. 7,300 (450 PhDs and DVMs) Locations 97 locations in 20 countries

Pre-Clinical &#13;
? A leader in toxicology  &#13;
? A leader in specialty toxicology &#13;- Infusion&#13;- Inhalation&#13;
? A leader in interventional & surgical services&#13;
? A leader in worldwide biosafety testing&#13;
? A leader in profitability	Clinical Phase I - IV coverage Premier Phase I clinic	A leading market position Large number of widely used models Disease models A leading service provider with broad capabilities
Source: Based on Charles River and Inveresk 2003 financial results.

? A leader in research models and services&#13;
? Produces largest number of widely-used genetically and virally defined research models&#13;
? Emergence of disease models&#13;- Higher growth rate&#13;
? Mandated by FDA and global regulatory agencies&#13;
? Key supply source to pre-clinical&#13;

Global reach Long-standing customer relationships Scientific depth Biosecurity

Pre-Clinical
A leader in toxicology
Focus on specialty toxicology
Strong repeat business
Increasing demand for outsourced services
Global client base - U.S., Europe and Japan
Facilities in U.S., Canada and Europe
A leader in operating margins

? Expanded capacity to meet increasing demand&#13;? Capitalize on opportunity in Japan&#13;? Adoption of best practices&#13;? Advantage of Inveresk brand&#13;- Relationship driven business&#13;&#13;

Premier Phase I clinic with "first in man" focus Phase I - IV, regulatory services and data management Clinical capability in U.S. & Europe Opportunity to bridge from pre-clinical

Inveresk's clinical business enhances the combined preclinical business Biotech customer base prefers providers that can offer both preclinical and Phase I services Pull-through strategy Clinical business is oriented toward early phases and smaller trials Smaller trial size lowers volatility Margin improvement opportunities Clinical market represents a solid new growth opportunity $6B outsourced market that is expected to grow 13%, with some niche segments experiencing higher growth rates

? Links with leading academic and research institutions&#13; ? Relationships with all large-cap pharma and biotech &#13; ? Full service partner to emerging biotech  &#13;

Transaction Highlights

Offer per Inveresk share 0.48x CRL common shares and $15.15 cash&#13;Offer price (1) $38.61&#13;Premium (2) 25.2%&#13;Consideration per share (1) 61% stock, 39% cash&#13;Pro-forma fully diluted ownership (3) 73% Charles River, 27% Inveresk&#13;Expected closing In Q4 2004&#13;Required approvals CRL and IRGI shareholders Regulatory&#13;Exchange: Ticker NYSE: CRL&#13;&#13;

Strong Combined Financial Profile LTM MARCH 2004 ($ in millions) CRL IRGI COMBINED(1) Sales $634.2 $291.5 $920.7(2) Annual Growth 11% 28% 16% Gross Profit 244.5 139.3 383.8 Margin 39% 48% 42% EBIT 144.2 50.4 194.6 Margin 23% 17% 21% D&A 30.5 13.7 44.2 EBITDA 174.7 64.2 238.9 Margin 28% 22% 26% (1) Combined financials do not include any synergies. 21 (2) Revenues exclude approximately $5 million of inter-company sales.

Segment Analysis LTM March 2004 Pre-Clinical RMS Clinical ($ in millions) Sales Charles River $ 218.8 $ 415.5 - Inveresk 171.2 - $ 120.4 Total $ 390.0 $ 415.5 120.4 Operating Income (before unallocated corporate overhead)(1) Charles River $ 36.6 $ 125.6 - % Margin 17% 30% - Inveresk 46.6 - $ 14.4 % Margin 27% - 12% Total 83.2 125.6 14.4 Expansion Margin Opportunity % Margin 21% 30% 12% Adopt Best Practices 22 (1) Unallocated $18.0 million and $10.6 million respectively. corporate overhead for Charles River and Inveresk is

Annualized pre-tax cost savings and synergies of $20m by 2006 Eliminate public company expenses Consolidate back office and share services (suppliers, IT, etc.) Efficiencies in toxicology business (adopt best practices) Increase inter-company research model purchases Enhanced revenue growth rate Capitalize on cross-selling opportunities Pull-through opportunities

24 Financial Impact (continued) Note: Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company's ongoing operations without the effect of merger-related charges. Such information provides investors with the ability to assess the Company's operating performance. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations. (1) Preliminary estimate to be finalized at close of transaction. (Dollars in thousands, except for per share data) ► Reconciliation of GAAP Earnings to Non-GAAP Earnings Contract nature of Inveresk’s business results in significant near-term intangible amortization charge, which declines over time 2005 2006 Non-GAAP diluted earnings per share (excluding merger-related amortization) $2.30 – $2.40 $2.66 – $2.76 Impact of merger-related amortization ($0.55) ($0.33) GAAP diluted earnings per share $1.75 – $1.85 $2.33 – $2.43 Amortization of intangibles related to the merger (1) $57,500 $35,200

$577 million cash consideration and refinance Inveresk debt of $57 million $500 million committed credit facility $150 million revolver, five year maturity $350 million Term Loan A, five year maturity Significant combined cash and marketable securities on hand $228 million at March '04 Estimated pro forma leverage at close: Senior Debt / EBITDA ~1.7x Total Debt / EBITDA ~2.4x

Expands portfolio of essential products and services Expands quality leadership to more services Drives pull-through between pre-clinical and clinical Diversified business mix smoothes cyclicality Participating in entire drug development pipeline Increases worldwide capacity Improves operating efficiency Expands global footprint Increases income and cash flow generation